

January 19, 2018

Mark C. Jensen
Chief Executive Officer
American Resources Corporation (f/k/a NGFC Equities, Inc.)
8856 South St.
Fishers, Indiana 46038

       Re: American Resources Corporation (f/k/a NGFC Equities, Inc.)
          Preliminary Information Statement on Schedule 14C
          Filed January 11, 2018
          File No. 000-55456

Dear Mr. Jensen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Information Statement on Schedule 14C

Vote Required; Manner of Approval, page 4

1.   It appears that your resolutions become effective when written consents from holders of record of a majority of the outstanding shares of voting stock are executed and delivered to the Company, and that those consents have been executed and delivered. Tell us how you will comply with Rule 14c-2(b).

Executive Compensation, page 10

2.   Please revise your executive compensation information to include the required narrative disclosure to your summary compensation table.

<u>Information Incorporated by Reference, page 12</u>

3.   Tell us how you determined that you are permitted to incorporate by reference to your Form 10-K for the fiscal year ended September 30, 2017, as you have not filed this Form 10-K and have not responded to our outstanding comments with respect to your Form 10-K for the fiscal year ended September 30, 2016.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any questions.

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